UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1 to

FPB Bancorp, Inc.

(Name of issuer)

Common Stock, $.01 par value

(Title of class of securities)

30254M-10-1 (CUSIP number)

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Alfred J. Cinque
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power

30,439
6 Shared Voting Power

150,711
7 Sole Dispositive Power

30,439
8 Shared Dispositive Power

150,711

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

181,150
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by Amount in Row (9)

9.4.0%
12.	Type of Reporting Person

IN

Item 1	(a).	NAME OF ISSUER:

FPB Bancorp, Inc.

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1301 SE Port St. Lucie Blvd., Port St. Lucie, Florida 34952

Item 2	(a).	NAME OF PERSON FILING:

Alfred J. Cinque

Item 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

P.O. Box 2411, Palm Beach, Florida 33480-2411

Item 2	(c).	CITIZENSHIP:

U.S.

Item 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2	(e):	CUSIP NUMBER:

30254M-10-1

Item 3:	REPORTING PERSON:

IN

Item 4.	OWNERSHIP:

See responses to Items 5-11 on page 2 above.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2007

/s/ Alfred J. Cinque
Alfred J. Cinque